Exhibit 99.9

FIRST AMENDMENT TO
THE AMENDED AND RESTATED RELATIONSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Relationship Agreement, dated as of January 23, 2024 (the “Agreement”) among Brookfield Corporation (“Brookfield”), Brookfield Business Partners L.P. (“BBP”) and others is made as of the 27th day of March, 2026 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, BBP and Brookfield Business Holdings Corporation (“BBHC”) completed a plan of arrangement (the “Arrangement”) pursuant to which, amongst other things: (i) public holders of class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of BBHC received one (1) class A subordinate voting share (each, a “Class A Share”) of Brookfield Business Corporation (“BBUC”) in exchange for each Exchangeable Share held; (ii) public holders of non-voting limited partnership units (the “Units”) of BBP received one (1) Class A Share in exchange for each Unit held; (iii) redemption-exchange units of Brookfield Business L.P. (“Holding LP”) were exchanged on a one-for-one basis for Class A Shares; and (iv) special limited partner units of Holding LP were exchanged on a one-for-one basis for Class A Shares;

AND WHEREAS, the Amended and Restated Master Services Agreement, dated as of January 23, 2024, as may be hereafter amended (the “Master Services Agreement”) among Brookfield, BBP, BBHC and others is being amended in connection with the Arrangement to reflect the addition of BBUC as a member of the BBP Group and a Service Recipient and make certain other amendments to the terms and conditions of the Master Services Agreement;

AND WHEREAS the parties desire to amend the Relationship Agreement to reflect the amendments made to the Master Services Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1.22.1	“BBUC” means Brookfield Business Corporation, a company incorporated under the laws of the Province of British Columbia;

Section 1.1.7 is hereby deleted in its entirety and replaced with the following:

“BBP Group” has the meaning assigned thereto in the Master Services Agreement;

Section 1.1.22 is hereby deleted in its entirety and replaced with the following:

“Master Services Agreement” means the amended and restated master services agreement among the Service Providers, Brookfield, BBP, the Holding LP, the Holding Entities and others, as amended from time to time;

Section 1.1.25 is hereby deleted in its entirety and replaced with the following:

“Service Providers” has the meaning assigned thereto in the Master Services Agreement;

Section 1.1.26 is hereby deleted in its entirety and replaced with the following:

“Service Recipients” has the meaning assigned thereto in the Master Services Agreement;

2.	Amendments to Article 2

Section 2.4 is hereby deleted in its entirety and replaced with the following:

2.4	Each of BBUC, BBP, the Holding LP and the Holding Entities acknowledges and agrees that:;

3.	Amendments to Article 4

Section 4.1.1 is hereby deleted in its entirety and replaced with the following:

4.1.1	Each of the Service Providers (or, as applicable, its general partner on its behalf) and Brookfield hereby represents and warrants to each of BBUC, BBP, the Holding LP and the Holding Entities that:;

Section 4.2 is hereby deleted in its entirety and replaced with the following:

4.2	Representations and Warranties of BBUC and the Holding Entities;

Section 4.2.1 is hereby deleted in its entirety and replaced with the following:

4.2.1	Each of BBUC and the Holding Entities hereby represents and warrants to each of the Service Providers and Brookfield that:;

4.	Amendments to Article 6

Section 6.1 is hereby deleted in its entirety and replaced with the following:

6.1	Each of BBUC, BBP, the Holding LP and the Holding Entities hereby agrees that no member of the Brookfield Group, nor any Affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of any member of the Brookfield Group, will be liable to any member of the BBP Group or any Governing Body, member of any Governing Body, officer, security holder or partner of any member of the BBP Group for any Liabilities that may occur as a result of any acts or omissions by any member of the Brookfield Group pursuant to or in accordance with this Agreement, except to the extent that such Liabilities are finally determined by a final and non-appealable judgment entered by a court of competent jurisdiction to have resulted from a Brookfield Group member’s bad faith, fraud, willful misconduct, gross negligence, or in the case of a criminal matter, conduct undertaken with knowledge that the conduct was unlawful.

5.	Amendments to Article 7

Article 7 is hereby amended by adding the following provision after Section 7.4.1:

7.4.1.1 if to BBUC:

Brookfield Business Corporation

225 Liberty Street, 8th Floor

New York, NY

10281-1048

Attention:            Secretary

6.	Effective Date

This Amendment shall be effective upon the date first written above.

7.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal and Regulatory

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BUSINESS L.P., by its managing general partner, BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

[Signature Page – Amendment to Relationship Agreement (BBUC)]

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY), L.P., by its general partner, BROOKFIELD PE GP ULC

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD BBP CANADIAN GP L.P., by its general partners, BROOKFIELD CANGP LIMITED

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and Secretary

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Director

BROOKFIELD BUSINESS HOLDINGS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Authorized Signatory

[Signature Page – Amendment to Relationship Agreement (BBUC)]

BROOKFIELD ASSET MANAGEMENT SERVICES SRL

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Authorized Signatory

BROOKFIELD GLOBAL BUSINESS ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director

BROOKFIELD PRIVATE CAPITAL (DIFC) LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director

[Signature Page – Amendment to Relationship Agreement (BBUC)]

IN WITNESS WHEREOF the Holding Entities have executed this Agreement as of the day and year first written above.

BROOKFIELD BBP CANADA HOLDINGS INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Managing Director and Secretary

BROOKFIELD BBP BERMUDA HOLDINGS LIMITED

By:	/s/ Gregory E.A. Morrison
	Name:	Gregory E.A. Morrison
	Title:	President

BROOKFIELD BBP US HOLDINGS LLC

By:	/s/ Kristen Haase
	Name:	Kristen Haase
	Title:	Managing Partner

[Signature Page – Amendment to Relationship Agreement (BBUC)]